Exhibit 4.23

Deposit Pledge Agreement

CITIC Bank International (China) Co., Ltd.

Execution Date: August 13, 2012

This Agreement is entered into on August 13th, 2012 by and between:

(1)	Pledgor:	Bona Film Group Co., Ltd

	Register No.:	110105005884880

	Address:	Suite 1863/65, Poly Plaza, No.14 Dongzhimen South Street, Dongcheng District, Beijing, PRC

(2)	Pledgee:	CITIC Bank International (China) Co., Ltd.

	Address:	Units 1101-1103, China Resources Building, 5001 Shennan East Road, Luohu District, Shenzhen, PRC

WHEREAS:

1.              The Pledgee agreed to provide to the Pledgor (as the applicant under a standby letter of credit issuing agreement, also the “Borrower”) a banking facility in an aggregate principal amount of up to one hundred million Renminbi (RMB 100,000,000) (the “Facility”), and concluded an opening standby letter of credit issuing agreement (the “Master Agreement”) numbered CBI2012/W015L;

2.              As a precondition for the Facility, the Pledgor shall enter into this Agreement to pledge the Secured Property as defined in this Agreement to the Pledgee in order to secure the Facility.

IT IS AGREED as follows:

1.              DEFINITIONS AND INTERPRETATION

1.1       In this Agreement, terms defined in the Master Agreement shall, unless to the extent that the context requires otherwise in this Agreement, have the same meanings when used in this Agreement or be interpreted in the same ways.

In this Agreement, the meaning of following terms is as follows:

“Pledged Deposit” means the deposit opened at the Beijing branch of CITIC Bank International (China) Co., Ltd. by the Pledgor, and the deposit opened from time to time by Pledgor pursuant to the Master Agreement at the request of the Pledgee, which shall be pledged to the Pledgee as the security for the Facility (see Schedule 1);

“Secured Property” means the funds that the Pledgor owns or will own under the Pledged Deposit, including the principal, interest, and any rights and interests related to the Pledged Deposit;

“Secured Obligations” means all the funds that the Borrower and the Pledgor should pay to the Pledgee under this Agreement and the Master Agreement (including any revision and/or supplement thereto in the future), including but not limited to the principal, interest, default penalty, liquidated damages, damages and the expenses to realize the creditor rights (including but not limited to attorney fees and court costs).

1.2       In this Agreement, except to the extent that the context requires otherwise, (1) any term referring to laws or regulations, shall be interpreted as referring to the provisions as from time to time replaced, revised, modified or reenacted; (2) the singular includes the plural, and vice versa; one of the speeches of a word includes all kinds of speeches; (3) any term referring to agreements or any other documents, shall be interpreted as referring to the agreements and documents as from time to time revised, supplemented, amended or updated; (4) Unless indicated otherwise, any term referring to terms and schedules, shall be interpreted as referring to the terms and schedules under this Agreement, and any term referring to this Agreement shall be interpreted as involving the schedules.

2.              PLEDGE

2.1       The Pledgor hereby agrees to pledge the Pledged Property to the Pledgee as security for the timely performance of the Secured Obligations and other obligations and responsibilities under the Master Agreement and this Agreement. The Pledgor shall open new deposit from time to time pursuant to the Master Agreement and upon the request of the Pledgee, these newly opened deposits shall also become Secured Property.

2.2       The pledge under this Agreement is a continuing security, and will be fully effective until the Secured Obligations have been paid in full.

2.3       The Pledgee shall not, in derogation of the pledge under this Agreement, undertake any obligations or liabilities in respect of the Pledged Deposit in any circumstances,.

3.              DELIVERY OF DEPOSIT, NOTICE, APPROVAL, AND REGISTRATION

3.1       After the execution of this Agreement, the Pledgor shall deliver the original Pledged Deposit to the Pledgee.

3.2       After the execution of this Agreement, whenever opening a deposit, the Pledgor shall send a written pledge confirmation in the form as listed in Schedule 1 to the opening bank, and provide a written pledge confirmation letter in the form as set forth in Schedule 1 which shall be executed by the opening bank to confirm for the Pledgee that the opening bank agrees with the pledge under this Agreement and will abide by the notice.

4.     REPRESENTATIONS AND WARRANTIES

The Pledgor makes the representations and warranties to the Pledgor, from the execution date of this Agreement to the date when the Secured Obligations have been paid in full:

(1)         The Pledgor is duly incorporated in accordance with the laws of the PRC and validly existing with independent legal person status that is capable of suing or being sued in its own name, and has full rights to own its property and conduct its business;

(2)         The Pledgor is the legitimate and sole owner of the Secured Property, has the full legal rights and authority to execute, deliver and perform this Agreement, and has obtained all necessary consents, approvals and authorization required to sign and execute this Agreement, including but not limited to  shareholders’ meeting resolutions or board resolutions;

(3)         The execution, performance and enforcement of this Agreement do not violate any laws, regulations and government approval, license, or any legal documents binding on the Pledgor in the PRC;

(4)         The Pledged Deposit is completely true and valid;

(5)         Except for the pledge under this Agreement, the Secured Property is free and clear of any security interest, mortgage, pledge, lien or encumbrance, and the Secured Property has not been forfeited, transferred, donated or disposed of in other ways by the Pledgor;

(6)         The Secured Property is free from any sealing up, freezing, enforcement, forfeiture, or other similar coercive measures, and there are no litigation, arbitration or administrative proceedings currently pending or threatened against the Secured Property.

5.     COVENANTS

The Pledgor covenants to the Pledgee that, before the Secured Obligations are fully paid, the Pledgor shall

(1)         deliver the Pledged Deposit on time in accordance with the requirements of article 3, and ensure the pledge under this Agreement is completely legal and valid;

(2)         strictly abide by any requirements hereunder in relation to the Pledged Deposit, and without the Pledgee’s prior written consent not cancel or change the Pledged Deposit, nor withdraw or spend any funds from the Pledged Deposit;

(3)         without written consent of the Pledgee, not waive, transfer, re-pledge, donate, offset, abandon, or in any other manner dispose of the Secured Property, nor take, or cause, or agree to take any action that may in any way damage or jeopardize the Secured Property and/or the rights and interests of Pledgee under this Agreement.

(4)         in accordance with requirements of the Pledgee from time to time, execute any documents that are necessary: to fulfill the obligations and responsibilities of the Pledgor under this Agreement; to maintain the validity and enforceability of the pledge under this Agreement; for the Pledgee to enjoy or perform the powers or rights under this Agreement; to extend the term of this Agreement, or necessary to supplement and revise this Agreement; or for the performance of this Agreement;

(5)         The Pledgor shall notify the Pledgee in writing within two business days after becoming aware of the following:

1)             the Secured Property being frozen, sealed up, seized, enforced or expropriated by any judicial or administrative authority, or being involved in any lawsuit or administrative penalty; or

2)             the Pledgor having received any notice, order or other document issued by any government agency that might damage or jeopardize the Secured Property and/or rights and interests of Pledgee under this Agreement. In such event, the Pledgor shall take all necessary measures for the interests of the Pledgee to comply with the notice, order or other document, and bear the resulting costs and expenses.

If the Pledgor fails to comply with the above covenants, the Pledgor shall compensate the Pledgee for all resulting damages caused to Pledgee. If the Pledgee requires the Pledgor to provide further security for the Secured Obligations, the Pledgor shall provide such security in accordance with those requirements, and execute the relevant security documents and ensure the security documents are valid, binding and enforceable under the laws of the People’s Republic of China.

6.     ENFORCEMENT OF THE PLEDGE

If the Borrower and/or Pledgor fail to fully and timely perform any of the Secured Obligations, or violate the Master Agreement and/or any representations, declaration, covenants or warranties under this Agreement, or any event of default occurs, the Pledge under this Agreement will immediately become enforceable. And the Pledgee shall be entitled to, without consent of the Pledgor, apply the whole or any part of the Secured Property to pay the outstanding Secured Obligations.

7.     AUTHORIZATION

7.1       The Pledgor irrevocably authorize the Pledgee on its behalf to execute all documents necessary: to fulfill the obligations and responsibilities of the Pledgor under this Agreement; to maintain the validity and enforceability of the pledge under this Agreement; for the Pledgee to enjoy or perform the powers or rights under this Agreement; to extend the term of this Agreement; to supplement and revise this Agreement; or for the performance of this Agreement.

7.2       The Pledgor hereby recognizes and accepts any documents executed by the Pledgee and any action conducted by the Pledgee in accordance with the above authorization.

8.     FEES AND EXPENSES

8.1       The Pledgor hereby covenants to the Pledgee that the Pledgor shall on demand pay and/or compensate the Pledgee for all costs, fees and expenses (including attorney fees and all taxes) for negotiating, drafting, executing and making this Agreement (including its supplements and revisions), for exercising, preserving, protecting or enforcing the rights and powers of the Pledgee under this Agreement, or for resolving any dispute regarding this Agreement (including court costs, attorney fees and all taxes).

8.2       The Pledgor shall pay in full all amounts payable according to this Agreement without any deduction, offset, counterclaim or any restrictions or conditions. If the Pledgee is required by law to make any deduction, withholding, or to pay any taxes, such deduction, withholding or taxes shall be fully paid by the Pledgor instead of the Pledgee.

9.     INDEPENDENCE OF THE PLEDGE

9.1       The rights of the Pledgee under this Agreement are independent of other existing or future security for the Secured Obligations, and the Pledgee may exercise the Pledge directly without exercising the other security first.

9.2       The right of pledge over the Secured Property and the validity or enforceability of the Pledge under this Agreement, shall not be damaged, affected or released in any way due to the following circumstances:

(1)         Pledgor’s or any others’ bankruptcy, liquidation or dissolution, or Pledgor or any others’ loss of whole or part of its capacity for action, Pledgor or any others being subject to any restrictions, or any change in the organizational structure or status of the Pledgor or any others;

(2)         Any modification, change or supplement of the Master Agreement or any other security agreement relating to the Security Obligations or any other documents, such documents being invalid, partially invalid or unenforceable, or the Pledgee failing to exercise, or delaying to exercise, or waiving any other security rights;

(3)         Any grace period, compromise, settlement, debt restructuring, or payment extension, exemption, etc. granted by the Pledgee to the Pledgor or any other parties;

(4)         Sale, re-pledge, transfer, inheritance, gift, abandon, etc. of the Secured Property by the Pledgor;

(5)         The Secured Property being frozen, sealed up, seized, enforced or expropriated by any judicial or administrative authority, or being involved in any lawsuit or arbitration, or administrative proceeding.

10.       RELEASE OF THE PLEDGE

After the Secured Obligations are performed in full, the Pledgee shall release the pledge under this Agreement, and return the certificate of fixed term deposit to the Pledgor.

11.       TRANSFER

11.1 The Pledgor shall not transfer any of its rights and/or obligations under this Agreement.

11.2 The Pledgor hereby agrees that the Pledgee is entitled to transfer its rights and obligations under the Agreement in whole or in part to third parties at any time under this Agreement, without the consent of the Pledgor. If the Pledgee requests, the Pledgor shall assist in handling the transfer procedures.

12.  CHANGED CIRCUMSTANCES

If the validity or enforceability of the Agreement or any part of it is affected or restricted due to any amendment to existing laws and regulations, or the occurrence of a new effective interpretation, or the promulgation of new laws or regulations, the Pledgor shall take all legal remedies in accordance with the requirements of the Pledgee to maintain complete legality, validity and enforceability of the pledge under this Agreement, including but not limited to executing a new pledge agreement, or re-applying and properly handling relevant pledge procedures, provided that that such remedies will not affect the validity or enforceability of the Master Agreement and this Agreement,.

13.  NOTICE

13.1 Any notice, request or other communication issued or made under this Agreement shall be delivered or mailed to the party concerned in writing. The Pledgor can be reached at following address or fax number (or other address or fax number provided to the Pledgee by the Pledgor by written notice up to five (5) business days in advance) by delivery or mailing of the notice, request or other communication:

To the Pledgor: Bona Film Group Co., Ltd

Address: 11/F, Hong Cheng Xin Tai Building, 105 Yao Jia Yuan Road, Chao Yang District, Beijing, China

Tel: 010-5928 3663-237

Fax: 010-5928 3663-235

Contact: Yang Liu

The notice, request or other communication delivered or mailed to the Pledgor according to the foresaid address or fax number shall be regarded as being successfully delivered as follows: (1) at the time when it actually reaches the above address if delivered in person; (2) at the fifth (5th) business day after posted if by prepaid mail; (3) at the time when fax has been issued and certain fax report has been received if delivering by fax, and if the date of issue is not a business day of the Pledgor, the delivery time should be the next business day 9:00 AM local time. All notices, requests or other communications which are sent to the Pledgee by the Pledgor are deemed to have been served on the actual receipt of the Pledgee.

13.2 Under this Agreement, all notices, requests or other communications, and any other documents required to be delivered, shall be written in Chinese.

14.  GOVERNING LAW AND LEGAL JURISDICTION

14.1 This Agreement is governed by and shall be construed in accordance with the laws of the People’s Republic of China.

14.2 Any dispute under this Agreement should be resolved through friendly consultations between the parties; In case no settlement is reached, any party may file a lawsuit to the People’s Court at the location of the Pledgee.

14.3 During the period to resolve the disputes under this Agreement, in addition to the matters in dispute, the parties shall continue to perform other terms of this Agreement.

15.  EFFECTIVENESS

This Agreement shall become effective upon execution by the authorized representative of both parties with corporate seals affixed. The pledge is established when the Pledged Deposit is delivered to the Pledgee.

16.  MISCELLANEOUS

16.1 This Agreement is written in Chinese in two copies with equal validity.

16.2 Any amendment or release of any of the provisions of this Agreement shall be made in writing, and executed by all parties to this Agreement.

16.3 In the event that one or several of the provisions of this Agreement are found to be invalid, illegal or unenforceable in any aspect in accordance with any laws or regulations, the validity, legality or enforceability of the remaining provisions of this Agreement shall not be affected or compromised in any respect.

16.4 That any of the parties suspending the exercise of any rights under this Agreement shall not be deemed a waiver of their rights.

16.5 The Pledgor confirms that it has fully read and understands this Agreement and the Master Agreement. The Pledgee has taken reasonable measures to remind the Pledgor of the terms waiving or limiting the liabilities of the Pledgee under this Agreement, and in accordance with the requirement of the Pledgor, and has adequately illustrated the relevant terms upon the request of the Pledgor; and there is no dissent between the parties about the understanding of provisions of the Agreement.

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Signature Page

(No text on this page, and the following is the Signature Page of Deposit Pledge Agreement No.CBI2012/W015G-1)

IN WITNESS WHEREOF, the parties executed this Agreement as of the date first above written.

The Pledgor

Bona Film Group Co., Ltd (seal)

Authorized Representative signature:	/s/ Dong Yu

The Pledgee

CITIC Bank International (China) Co., Ltd. (seal)

Authorized Representative signature:	/s/ Authorized signatory

IN WITNESS WHEREOF the parties executed this Agreement on August 13th, 2012 in front of me.

Witness (signature):	/s/ Witness

Date: August 13th, 2012

Schedule 1: Notice and confirmation letter format (Note: Applicable when the Opening Bank is not the Pledgee)

Pledge Notice

Date: [ ]

To: CITIC Bank International (China) Co., Ltd.

Cc: Beijing Branch of CITIC Bank International (China) Co., Ltd.

To whom that may concern

Re: No.[  ] Bank fixed deposit

Pursuant to the Standby Letter of Credit Issuance Agreement (No.CBI2012/W015L, the “Master Agreement”), and the Deposit Pledge Agreement (No.CBI2012W015G-1, the “Pledge Agreement”) dated [      ], we have pledged the deposit (“Pledged Deposit”) and all the funds and rights under it to CITIC Bank International (China) Co., Ltd. (the “Pledgee”), as security for the Facility under the Master Agreement. together with this notice, we attach the Pledge Agreement.

In accordance with the Pledge Agreement, we hereby notify and instruct you: without the prior written content of the Pledgee,  we are not entitled to withdraw any funds from the Pledged Deposit or make any changes to the content of the Pledged Deposit, nor do we have the right to revoke or report the loss of the Pledged Deposit.

We hereby authorize and instruct you, after receiving the written instruction of the Pledgee, immediately:

a)             in accordance with the instruction of the Pledgee, to pay any or all of the funds under the Pledged Deposit to the account designated by the Pledgee;

b)             in accordance with the request of the Pledgee, to disclose any information relating to the Pledged Deposit to the Pledgee at any time.

We agree and acknowledge that you will not assume any liability to us for implementing any aforementioned instruction of the Pledgee, and when implementing any aforementioned instruction of the Pledgee, you don’t need to verify or check whether the Pledgee has the right to withdraw funds from the Pledged Deposit, the right is properly and reasonably exercised, or there is a notice to the contrary, nor do you have the obligation to find out how the funds will be used by the Pledgee.

Without the prior written consent of the Pledgee, we shall not revoke or change the foresaid instructions.

Please execute the Confirmation Letter which is attached to this Notice in accordance with the instructions and return it to the Pledgee thereafter to confirm that you have received and agree to be bound by this Notice.

Details of the Pledged Deposit

No.:	Type of Deposit:
Account name:	Account Name:
Opening institution:	Amount:
Term:	Interest rate:

Best regards,

Bona Film Group Co., Ltd (seal)

Authorized Representative signature:

Confirmation Letter

Date: [ ]

To: CITIC Bank International (China) Co., Ltd. (the “Pledgee”)

Cc: Bona Film Group Co., Ltd (the “Pledgor”)

We acknowledge receipt of the notice of the Pledgor regarding the bank fixed deposit No. [     ], and confirm that we agree to be bound by the Notice (including that without the prior written consent of the Pledgee, the Pledgor shall not revoke or change the instructions in the Notice).

We agree to abide by the provisions of the Notice and follow your instructions.

We agree and acknowledge that, without the prior written consent of the Pledgee (which the Pledgee may refuse to give in its own discretion), we shall not dispose of (including but not limited to using any funds under the Pledged Deposit to offset any possible claim or debt that occurs in any ways against the Pledgor by us) the Pledged Deposit or any funds under it in any ways that could cause any damages or losses of the Pledgee.

Best regards,

Beijing Branch of CITIC Bank International (China) Co., Ltd. (seal)

Authorized Representative signature: